

November 20, 2014

Via E-mail
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re:** **Summit Materials, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 14, 2014**
> **CIK No. 0001621563**

Dear Ms. Benedict:

We have reviewed your amended draft registration statement and have the following comments.

Summary, page 1
Summary Historical Consolidated Financial and Other Data, page 17

1. We note your response to comment 14 in our letter dated November 5, 2014. While we agree that pro forma financial information is not required for your recent acquisitions, any Pro Forma financial information that is presented is to comply with the requirements for presentation in Article 11-2 of Regulation S-X. As such, we continue to request that you expand your presentation of pro forma Adjusted EBITDA and Adjusted Revenue to comply with the guidance in Article 11-02 of Regulation S-X for presenting pro forma financial information. Please also note that pro forma financial information is only to be presented for the most recent annual and interim period. As such, pro forma financial information presented for fiscal years prior to fiscal year 2013 needs to be removed. Please refer to Article 11-02(c)(2)(i) of Regulation S-X for guidance.

2. We note your response to comment 15 in our letter dated November 5, 2014. Based on your response to comment 14 in our letter dated November 5, 2014, it appears that Pro Forma Adjusted EBITDA is not the financial covenant in your debt agreements but rather a component of a financial covenant. Therefore, Question 102.09 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations would not be applicable to the presentation of Pro Forma Adjusted EBITDA. Further, the presentation of Pro Forma Adjusted EBITDA does not appear to be solely presented for financial covenant purposes. As such, please either remove the reference that Pro Forma Adjusted EBITDA is presented for purposes of demonstrating compliance with your financial covenants or

presented the entire calculation of the financial covenant that is required to be met. Further, the disclosure should only be presented for the most recent period.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64</u>
<u>Results of Operations, page 71</u>

3.   As previously requested in comment 21 in our letter dated November 5, 2014, please quantify the impact changes in volume, pricing, acquisitions, and any other material factor disclosed for the changes in revenue and operating (loss) income for each period presented at the consolidated level and changes in revenue, operating (loss) income, and Adjusted EBITDA at the segment level. Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K for guidance. In this regard, while you do provide some quantified information at the product level, this is not the same as the consolidated revenue analysis since it includes intercompany amounts and does not also include the paving services. Further, quantifying the impact of organic growth does not fully address the requirements in Item 303 of Regulation S-K, as organic growth is impacted by changes in volumes and/or pricing.

4.   As previously requested in comment 21 in our letter dated November 5, 2014, please ensure the factors disclosed address a significant portion of the change in revenue and operating (loss) income at the consolidated level and the change in revenue, operating (loss) profit, and Adjusted EBITDA at the segment level for the periods presented. For example, your discussion and analysis of the increase in revenue for the Central Region during the interim periods presented appear to only address $10.4 million of the $39.3 million increase. Further, it is unclear how the $13.7 million net volume changes contribution and the $10.7 million pricing changes contribution relate to the $5.5 million due to organic growth and $4.9 million due to acquisitions. Please note that this is just one example and not the only area that needs to be addressed.

5.   We note your response to comment 23 in our letter dated November 5, 2014, along with the analysis provided on page 78. It is unclear how the additional disclosures regarding stripping costs adequately explains to investors the operating loss recognized in both periods presented, what management is doing to address the continued losses, and management's expectation as to when the loss will turn around. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance. Further, please quantify the impact of the stripping costs recognized during the 2014 interim period.

6.   We note the analysis you provided in response to comment 24 in our letter dated November 5, 2014, related to the goodwill impairment charges recognized. Please expand your disclosures for the goodwill impairment charge recognized for the Utah reporting unit to address the following:
    • Identify what specifically declined 3% from 2012 to 2013.

- Disclose the amount of revenues and operating loss recognized in 2012 and 2013.
- Disclose the assumed amount of revenues and operating income to be recognized in 2013 in the discounted cash flow analysis prepared during fiscal year 2012.
- Provide a discussion of the specific facts and circumstances that supported management's assumptions for the Utah reporting unit during the fiscal year 2012 goodwill impairment test.
- Provide a discussion of the specific facts and circumstances that occurred during fiscal year 2013 that resulted in a deviation from the assumptions made during the fiscal year 2012 goodwill impairment test. Please also include how that deviation then impacted fiscal years 2014 and beyond in the discounted cash flow model prepared for fiscal year 2013.
- Explain why there is no material uncertainty associated with the remaining $36.6 million of goodwill for the Utah reporting unit as of December 28, 2013. Presumably, the fair value of the reporting unit and the carrying value of the reporting unit are the same subsequent to the goodwill impairment charge.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 84

7.   We note the expanded disclosure you provided in response to comment 26 in our letter dated November 5, 2014. Please further expand your disclosure to disclose the amount of the current long-term debt excluded from the working capital measure and to also explain why the use of the long-term debt impacts your calculation of working capital. For example, if you do not intend to use cash or other current assets to repay the current portion of your long-term debt, please explain this and your history with refinancing the current portion of long-term debt prior to using current assets to meet your current liability obligations.

Tax Receivable Agreement, page 89

8.   We note your response to comment 25 in our letter dated November 5, 2014, along with the disclosures you provided in response. Please expand these disclosure to include the estimated aggregate amount that would be payable upon termination of the Tax Receivable Agreement. Please also disclose the facts and circumstances that prohibit you from estimating a reasonable range of future payments and the anticipated timing of those payments.

Critical Accounting Policies, page 91
Goodwill and Goodwill Impairment, page 92

9.   We note that the Utah reporting unit has $36.6 million of goodwill remaining after the recognition of $53.3 million of goodwill impairment charges. As such, please disclose the following for the Utah reporting unit:

- The percentage by which fair value exceeds the carrying value as of the most recent step one test.
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Index to Financial Statements, page F-1
Audited Consolidated Financial Statements of Summit Materials Holdings L.P.
(1) Summary of Organization and Significant Accounting Policies, page F-12
Fair Value Measurements, page F-16

10.   We note that you attributed the $10.3 million gain recognized during fiscal year 2011 from the reversal of contingent consideration to cost overruns on paving and related service contracts. Please tell us the amount of the cost overruns recognized during fiscal year 2011. In this regard, we refer you to your disclosure on page 94 that you did not recognize any material contract adjustments during fiscal years 2011 through the 9-months ended September 27, 2014. Please refer to comments 32 and 40 in our letter dated November 5, 2014.

(2) Acquisitions, page F-17

11.   We note your response to comment 41 in our letter dated November 5, 2014, in which you note that the acquisition of Norris Quarries, LLC on February 29, 2012, is material. Please provide the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for this acquisition. As noted by ASC 805-10-50-3, only individually immaterial acquisitions may be aggregated for disclosure purposes.

(19) Employee Long Term Incentive Plan, page F-32

12.   We note your response to comment 43 in our letter dated November 5, 2014. To help us to assess the materiality of any significant difference between the fair value of the Class D units underlying those units granted and the pricing of this offering, please tell us the number of Class D units granted at each grant date during the most recent annual period and subsequent interim period, along with the fair value of the Class D units used to estimate the fair value of the Class D units granted. Please also tell us your basis for estimating the corresponding fair values.

Unaudited Consolidated Financial Statements of Summit Materials Holdings L.P. and
Subsidiaries
2. Acquisitions, page F-46

13.   Please provide us with the purchase price and amount of goodwill recognized for each of
       the acquisitions made during fiscal year 2014 in the West Region reportable segment.

14.   Please provide us with your calculations of the significance tests prepared in accordance
       with Article 1-02(w) of Regulation S-X for your acquisitions of Alleyton Resource
       Corporation and Mainland Sand & Gravel ULC.

       You may contact Tracey Houser, Staff Accountant at (202) 551-3737 or Al Pavot, Staff
Accountant at (202) 551-3738 if you have questions regarding comments on the financial
statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-
3787 or me at (202) 551-3765 with any other questions.

                                              Sincerely,

                                              /s/ Pamela Long

                                              Pamela Long
                                              Assistant Director

cc: Edgar J. Lewandowski (*via e-mail*)
       Simpson Thacher & Bartlett LLP